MOL HUNGARIAN OIL AND GAS PLC.

Finance

02 NOV 12

25th October, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

02055779

Attention: **Special Counsel**
Office of International Corporate Finance

Oct.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

dlw 11/18

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

25 October, 2002

MOL share ownership of newly elected Board and Supervisory Board members of MOL

At the Extraordinary General Meeting held on 11 October 2002 new Board and Supervisory Board members were elected. MOL Hungarian Oil and Gas Company hereby announces the number of MOL shares held by them:

Board

László Akar	1 296	shares
Miklós Kamarás	0	shares
dr. Ernő Kemenes	0	shares
Kálmánné Simóka dr.	0	shares

Supervisory Board

Piroska Bognár	409	shares
John I. Charody	0	shares
Slavomir Hatina	0	shares
dr. Mihály Kupa	0	shares
dr. Lajos Oláh	0	shares

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924